U.S SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C  20549

                                  FORM 12B-25


                           NOTIFICATION OF LATE FILING
                                   (Check one)

        ( ) Form 10-K    ( ) Form 11-K    ( ) Form 20-F  (X) Form 10-Q
                                 ( ) Form N-SAR

                        For Period Ended: April 30, 1994

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part I - Registrant Information

Full Name of Registrant            FOODARAMA SUPERMARKETS, INC.

Former Name if Applicable

Address of Principal Executive
     Office (Street and Number)    300 West Main Street

City, State and Zip Code           Freehold, New Jersey  07728

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

Part III - Narrative

          State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR, or portion thereof, could not be filed within the prescribed time period.

          Registrant anticipates filing of Form 10-Q today as a delay in finalizing an agreement with one noteholder has precluded filing on June 14, 1994.

Part IV - Other Information

     The Company anticipates reporting a substantial loss for the quarter as against a profit in the prior comparable quarter.

(1) Name and telephone number of person to contact in regard to this notification

     Joseph Troilo         (908)                  462-5731
          (Name)         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                          (X) Yes          ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           (X) Yes          ( ) No



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                         FOODARAMA SUPERMARKETS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date June 15, 1994                        By /s/ J. Troilo
                                                 J. Troilo,
                                  Chief Financial and Senior Vice President